EXHIBIT B

                       RESOLUTIONS OF THE BOARD REGARDING
                   APPROVAL OF RENEWAL OF JOINT FIDELITY BOND

          RESOLVED, that the managers (the "Managers") of Excelsior Absolute Return Fund of Funds, LLC (the "Feeder Fund"), Excelsior Absolute Return Fund of Funds Master Fund, LLC (the "Master Fund") and Excelsior Buyout Investors, LLC ("Buyout" and together with the Feeder Fund and the Master Fund, the "Funds"), including all of the Managers who are not "interested persons," as defined by the Investment Company Act of 1940, as amended (the "1940 Act"), of the Funds (the "Independent Managers"), hereby ratify the renewal of the fidelity bond (the "Fidelity Bond") issued by Federal Insurance Company and maintained jointly by the Funds and Excelsior Directional Hedge Fund of Funds, LLC; Excelsior Absolute Return Fund of Funds Ltd.; Excelsior Private Equity Fund II, Inc.; Excelsior Venture Partners III, LLC; Excelsior Venture Investors III, LLC; and Excelsior Buyout Partners, LLC (collectively, the "Other Insureds"), in the amount of $3,500,000, and determine, in accordance with the requirements of Rule 17g-1 under the 1940 Act, that the Fidelity Bond, which provides joint fidelity coverage to the Funds and the Other Insureds is reasonable in form and amount, after giving due consideration to all relevant factors, including the value of the aggregate assets of the Funds and the Other Insureds, the type and terms of the arrangements for the custody and safekeeping of such assets, and the nature of the securities that are or will be held in the portfolios of the Funds and the Other Insureds; and further

          RESOLVED, that the Managers, including all of the Independent Managers, hereby: (i) authorize each of the Funds to share in the payment of the annual premium of $29,600 applicable to the Fidelity Bond in amounts equal to $9,099.68, $0 and $2,449.76 for the Feeder Fund, the Master Fund and Buyout respectively, determined based upon the relative total assets of the Funds and the Other Insureds; and (ii) determine that the portion of the premium to be paid by each of the Funds is fair and reasonable, taking all relevant factors into consideration including, but not limited to, the number of other parties named as insureds, the nature of their business activities, the amount of coverage under the Fidelity Bond, the amount of the premium for the Fidelity Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each of the Funds is less than the premium each of the Funds would have had to

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          pay if it had provided and maintained a single insured bond;
          and further

          RESOLVED, that in the event the amount of the Fidelity Bond is required in the future to be increased in order to satisfy the minimum bonding requirements of Rule 17g-1 under the 1940 Act, the proper officers of the Funds, be, and hereby are, authorized on behalf of the Funds to increase the amount of the Fidelity Bond coverage to comply with such requirements and to allocate the additional premium payable on the Fidelity Bond among each of the Funds and the Other Insureds based on the relative total assets of each of the Funds and the Other Insureds determined as of the end of the month preceding the effective date of the change in coverage; and further

          RESOLVED,  that the Joint Insured  Fidelity  Bond  Agreement currently in existence among the Funds and the Other Insureds, shall continue to define certain rights and responsibilities of the insureds with respect to the Fidelity Bond and the sharing of recoveries thereunder in the event of a loss incurred by two or more of the named insureds; and further

          RESOLVED, that Robert F. Aufenanger, be, and hereby is, designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Funds required by paragraph (g) of Rule 17g-1 under the 1940 Act.